Auryn discovers over 1.8km strike length of new gold-in-soil anomalies at Huilacollo

Vancouver, British Columbia – January 31st, 2017 – Auryn Resources Inc. (TSX: AUG, OTCQX: GGTCF “Auryn” or the “Company”) is pleased to provide an exploration update from it’s Huilacollo epithermal gold oxide project in the Tacna province of Peru. Two new gold-in-soil anomalies were defined in the southern half of the project area that are 1300 meters by 250 meters and 550 meters by 150 meters, respectively (see figure 1). These anomalies are in addition to the existing known mineralization located in the northwest portion of the project.

Chief Geologist and COO Michael Henrichsen commented, “The discovery of the new gold-in-soil anomalies in the southern half of the project supports our initial impressions as to the potential for a significant oxide gold discovery on the project. Our highly experienced technical team believes that together, the northern and southern gold systems share some of the characteristics of productive oxide gold systems similar to deposits that they have observed globally.”

Huilacollo:

During the fourth quarter of 2016, Auryn undertook an extensive geochemical survey in the southern half of the property that consisted of 1,259 soil samples over a 3 km by 4 km area. The results of the survey have defined two significant newly discovered gold-in-soil anomalies that are contiguous at +50 ppb gold and are similar in magnitude and intensity to the known 1,100 meter by 400 meter soil anomaly that defines the northern Huilacollo gold system identified in 1995 by Cominco. This northern system has had limited exploration drilling focused over a 350 meter by 150 meter area and is open for expansion.

The newly defined gold anomalies in the southern half of the project are further characterized by strong silver, antimony and arsenic trace element association that is very typical of productive high sulphidation gold oxide deposits globally (see figure 2). The historical geochemical survey from Cominco in the northern half of the project area did not analyze for these elements, however, gold in the mineralized system defined by historical drilling shows a strong association with these same trace elements demonstrating the prospective nature of the newly defined gold anomalies.

Further exploration work on the project will consist of completing a multi-element geochemical soil survey across the northern half of the project as well as trenching, rock chip sampling, and detailed mapping to develop drill targets. An extensive drill program is anticipated once all the surface work is completed and permits are received.

About Auryn

Auryn Resources is a technically driven junior mining exploration company focused on delivering shareholder value through project acquisition and development. The Company’s management team is highly experienced with an impressive track record of success and has assembled an extensive technical team as well as a premier gold exploration portfolio. Auryn is focused on scalable high-grade gold deposits in established mining jurisdictions, which include the Committee Bay gold project located in Nunavut, the Homestake Ridge gold project in British Columbia and a portfolio of gold projects in southern Peru, through Corisur Peru SAC.

ON BEHALF OF THE BOARD OF DIRECTORS OF AURYN RESOURCES INC.

“Shawn Wallace”
President and CEO of Auryn Resources Inc.

For further information on Auryn Resources Inc., please contact Jay Adelaar, Manager of Investor Relations at (778) 729-0600.

Cautionary Statements

The Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

This release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, that address events or developments that the company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. For more information on the Company, investors should review the Company’s continuous disclosure filings that are available at www.sedar.com

Approximately 1 kg of soil material per sample was collected and sent to ALS Lab in Lima, Peru for preparation and then to ALS Lab in Vancouver for analysis. All samples are analyzed for gold and multi-element using 50g nominal weight trace level method by aqua regia digestion and ICP-MS finish (AuME-TL44). QA/QC program for soil samples using internal standard and blank samples, field and lab duplicates indicates good overall accuracy and precision.

Michael Henrichsen, P Geo, COO of the Company, supervised the preparation or approved the scientific and technical disclosure within this news release.

Soil Survey Results: Newly Identified Multiple +50ppb Gold Anomalies

AURYN RESOURCES
Area of historical exploration drilling under Cominco soil anomaly. Highlights include:
82.5m @ 1.16 g/t Au
88m @ 1.05 g/t Au
62m @ 0.94 g/t Au
82m @ 0.99 g/t Au
80m @ 1.29 g/t Au
50.6m @ 1.24 g/t Au
34m @ 2.14 g/t Au
1995 Cominco soil anomaly over the Huilacollo gold system
1.3km
New +50 ppb Au Soil Anomaly
N
1 km
Brazil
Peru
Sombrero
Bolivia
Baños del Indio
Curibaya
Huilacollo
Legend
Historical drill hole collar
Auryn claim boundary
Limit of soil survey completed to date
Limit of soil survey pending collection
Soil Au
200 ppb
40 ppb

Figure 1: Illustrates the newly defined +50 ppb gold in soil anomalies in the southern half of the project area. Together these newly identified anomalies over double the size of the known gold mineralization footprint on the project.

Figure 2: Illustrates elevated silver, arsenic, and antimony trace element signatures of the newly identified gold in soils anomalies. These trace element associations are very typical of productive high sulphidation oxide gold deposits globally.